[GRUPO TELEVISA, S.A.B. LETTERHEAD]

                                                  November 25, 2009

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:  Officer Acknowledgment (“Tandy” Representations) —Grupo Televisa, S.A.B. (“Televisa”) Annual Report on Form 20-F for 2008

Dear Mr. Spirgel:

On November 20, 2009, Jessica Plowgian from the Division of Corporation Finance contacted our U.S. counsel, Loryn Halper at Fried, Frank, Harris, Shriver & Jacobson LLP by telephone to indicate that the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) had no further comments with respect to their review of Televisa’s annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on June 30, 2009.  Ms. Plowgian requested that, in order for the Division to complete its review, a duly appointed officer of Televisa send in the “Tandy” representations via correspondence.

I acknowledge, in my capacity as Vice President — Legal and General Counsel and a duly appointed officer of Televisa, that Televisa is responsible for the adequacy and accuracy of the disclosure in its filings.  I further acknowledge that the staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Televisa’s filings and that Televisa may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (525) (55) 261-2433 if you have any questions or if we can be of further assistance at this time.  In addition, please do not hesitate to call our attorneys Kenneth Rosh at (212) 859-8535 or Loryn Zerner Halper at (212) 859-8087 from Fried, Frank, Harris, Shriver & Jacobson LLP if you have any questions or need assistance.

Yours sincerely,

By:  /s/ Joaquín Balcárcel Santa Cruz
        Name:  Joaquín Balcárcel Santa Cruz
        Title:  Vice President — Legal and General Counsel of Grupo Televisa, S.A.B.

cc:   Jessica Plowgian, Securities and Exchange Commission
Emilio Azcárraga Jean, Grupo Televisa, S.A.B.
Kenneth Rosh, Fried, Frank, Harris, Shriver & Jacobson LLP
Loryn Halper, Fried, Frank, Harris, Shriver & Jacobson LLP